UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

Commission File Number: 0-30628

ALVARION LTD.
(Translation of registrant’s name into English)

21A Habarzel Street, Tel Aviv 69710, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

The following are included in this report on Form 6-K:

Exhibit	Page Number	Sequential Description

1.	Press release on ENTEL DEPLOYING FIRST WIMAX NATIONAL NETWORK IN CHILE USING ALVARION’S BREEZEMAX™ SOLUTION, dated May 22, 2006	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

       ALVARION LTD.

Date: May 22, 2006                  By: /s/ Dafna Gruber
          Name: Dafna Gruber
                              Title:   Chief Financial Officer

EXHIBIT 1
Contacts
Dafna Gruber, CFO            Carmen Deville
+972 3 645 6252                  +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

ENTEL DEPLOYING FIRST WIMAX NATIONAL NETWORK IN CHILE
 USING ALVARION’S BREEZEMAX™ SOLUTION

BreezeMAX 3500 to Add Capacity, Voice Services for Small and Medium Companies
and Corporate Users in 14 Cities

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TEL AVIV, Israel, May 22, 2006— Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that telecommunications company, ENTEL Chile, is deploying the first WiMAX network in the country using its award-winning platform, BreezeMAX 3500. ENTEL will use its WiMAX network to offer voice and data services and extend broadband coverage to small and medium companies and corporate users in 14 cities. ENTEL’s decision follows extensive field testing and evaluation. In previous years, ENTEL deployed Alvarion’s BreezeACCESS® XL system to provide residential broadband data services of 30,000 customer links throughout the country.

“We are excited to be the first operator to offer WiMAX data and voice services in Chile,” said Richard Büchi, CEO of ENTEL Chile. “We have already deployed 22 base stations and our network will be completed by the end of the first half of 2006. We chose Alvarion after we tested various competitive systems and we are confident of the performance of our network that will allow us to offer various services specially to small and medium companies."

BreezeMAX™ is Alvarion’s WiMAX platform designed from the ground up according to the IEEE 802.16 standards and uses OFDM technology for advanced non-line-of-sight (NLOS) functionality. Its carrier-class design supports broadband speeds and quality of service (QoS) to enable carriers to offer triple play broadband services to thousands of subscribers in a single base station. Since its launch in mid-2004, BreezeMAX has been successfully deployed in over 150 installations in more than 30 countries around the world.

“We are delighted that Entel, a major customer of our BreezeACCESS XL products, has decided to extend its relationship with Alvarion and continue to leverage our leading technology and market position,” said Tzvika Friedman, CEO and President of Alvarion. “Entel’s selection of BreezeMAX is another example of a telecommunications company investing in WiMAX to expand its service portfolio. As we have seen in our many WiMAX installations elsewhere in South America and worldwide, WiMAX allows all types of carriers and innovative challengers to join the growing ranks of broadband providers. This fits in with our vision of broadband mass deployment enabled by WiMAX technology and we are thrilled to be leading this trend with our systems.”

###

About ENTEL Chile

Empresa Nacional de Telecomunicaciones S.A. is the largest listed Telecommunication Company in Chile with Ch$ 1,133,693 million in assets and Ch$ 766,362 million in annual revenues reported in December 2005. The Company provides mobile, Data, Internet, local telephony, long distance and integration services. Entel has two nationwide fixed wireless local telephony licenses of 50 MHz each, in the 3,5 GHz frequency band. The company also has operations in Central America and Peru.

Entel is listed on the Chilean Stock Exchange (Bolsa de Comercio de Santiago) under the ticker symbol ENTEL and its headquarters are based in Santiago, Chile.

For more information, visit Entel’s web site at www.entel.cl.

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the worldwide leader in wireless broadband providing systems to carriers, ISPs and private network operators, and also in extending coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than ten years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum is focused on increasing widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions.

For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1-650.314.2653.